CHINA SXAN BIOTECH, INC.
c/o American Union Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005
212-232-0120

June 25, 2008

VIA EDGAR
William J. Kearns
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: China SXAN Biotech, Inc.
       Form 8-K
       Filed July 11, 2007
       Form 10-QSB for the Quarter ended December 31, 2007
       Filed February 8, 2008
       Supplemental Response
       Filed April 14, 2008
       File No. 000-27175

Dear Mr. Kearns:

I am writing in response to your letter to the undersigned dated May 16, 2008.  My staff and accountants are preparing a response to the SEC comments.  We require additional time, however.  We will have a complete response to your comments filed on or before July 2, 2008.

Sincerely,

/s/ Feng Zhen Xing
                                 Feng Zhen Xing